AGCO CORPORATION

December 12, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:    Perry Hindin

Re:	AGCO Corporation Schedule TO-I Filed November 27, 2013 File No. 005-43776

AGCO Corporation (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing captioned above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing captioned above; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

By:	/s/ Andrew H. Beck

Name:	Andrew H. Beck
Title:	Senior Vice President and
Chief Financial Officer